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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67009

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Dr
(No. and Street)

Willis	Texas	77318
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Taylor — 713 688-1849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Suite ~~300~~ 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd, as of January 21, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXIS TURNER
Notary Public, State of Texas
Comm. Expires 09-30-2021
Notary ID 124664220

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott T. Taylor, Ltd

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2020

SCOTT T. TAYLOR, LTD

CONTENTS

Scott T. Taylor, Ltd
Financial Statements
Statement of Financial Condition
December 31, 2020

Assets

Assets	
Cash	$ 31,562
Accounts receivable	21,319
Total Assets	$ 52,881

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ --
Total Liabilities	--
Members' Equity	
Members' equity	
Total Members' Equity	$ 52,881
Total Liabilities and Members' Equity	$ 52,881

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2020

Revenues	
Distribution fees	$ 124,390
Commissions	11,269
Interest	1
Total Revenue	135,660
Expenses	
Regulatory fees	1,455
Professional fees	4,975
Affiliate Expenses:	
Rent or lease	24,000
TPA fees qualified plans	31,300
Other operating expenses	100
Total Expenses	61,830
Net Income	$ 73,830

The accompanying notes are an integral part of these financial statements.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Member of Scott T. Taylor, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scott T. Taylor, Ltd. (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
January 21, 2021

Scott T. Taylor, Ltd.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 73,830
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Decrease in accounts receivable	3,139
Net cash provided by operating activities	76,969
Cash Flows from Financing Activates	
Member draws	(65,000)
Net cash used by financing activities	(65,000)
Net increase in cash	11,969
Cash at beginning of year	19,593
Cash at end of year	$ 31,562

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Changes in Members' Equity
For the Year-Ended December 31, 2020

Balance at December 31, 2019	$ 44,051
Net income	73,830
Member draws	(65,000)
Balance at December 31, 2020	$ 52,881

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Notes to Financial Statements
For the Year-Ended December 31, 2020

1. Summary of Significant Accounting Policies

Scott T. Taylor, Ltd (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(1), which provides the Company's operations are generally limited to transaction in mutual funds or insurance products. The Company is a Texas limited partnership that was formed in April 2005, and its customers are located throughout the United States.

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

2. Revenue Recognition

Revenues are recognized when control of the promised services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Mutual Funds and Insurance Products

The Company earns revenue for selling unaffiliated mutual funds and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment or insurance policy). The revenue will not be recognized until it is probably that a significant reversal will not occur.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Related Party Transactions – Wealth Recovery, Inc. Plan Access, Ltd.

Wealth Recovery, Inc. – During the year Scott T. Taylor, Ltd paid Wealth Recovery, Inc. $24,000 for rental of office space and equipment. There are no receivables or payables to or from Wealth Recovery, Inc. as of December 31, 2020.

Plan Access, Ltd – During the year Scott T. Taylor, Ltd paid Plan Access, Ltd $31,300 for Qualified Plan (TPA) services for clients of Scott T. Taylor, Ltd. There are no receivables or payables to or from Plan Access, Ltd. as of December 31, 2020.

Scott T. Taylor, Ltd
Supplemental Information
Pursuant to SEA Rule 17a-5 of the
Securities and Exchange Act of 1934
as of December 31, 2020

Schedule I

Scott T. Taylor, Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 52,881
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	52,881
Deductions and/or charges	
Less Non-allowable assets	
Accounts receivable	(21,319)
Net capital before haircuts on securities positions	31,562
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 31,562

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ --
Total aggregate indebtedness	$ --

Schedule I (continued)

Scott T. Taylor, Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 26,562
Ratio: Aggregate indebtedness to net capital	0.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

Member
Scott T. Taylor, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Scott T. Taylor, Ltd. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Scott T. Taylor, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) Scott T. Taylor, Ltd. stated that Scott T. Taylor, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Scott T. Taylor, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott T. Taylor, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 21, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Scott T. Taylor, LTD Exemption Report

Scott T. Taylor, LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Scott Taylor, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Scott T. Taylor

President

Date of Report: January 5, 2021

Report of Independent Registered Public Accounting Firm

On The SIPC-3 Report

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion From Membership in SIPC

Member
Scott T. Taylor, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Scott T. Taylor, Ltd. (the "Company") and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership ("Form SIPC-3"). The Company's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the total amount included in the accompanying schedule of Form SIPC-3 revenues prepared by the Company for the year ended December 31, 2020, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences.

2. We compared the amount in each revenue classification reported in the schedule of Form SIPC-3 revenues prepared by the Company for the year ended December 31, 2020, to supporting schedules and working papers, noting no differences.

3. We recalculated the arithmetical accuracy of the total revenues amount reflected in the schedule of Form SIPC-3 revenues prepared by the Company for the year ended December 31, 2020, and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 21, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Scott T. Taylor, Ltd is not a Member of SIPC

Scott T. Taylor, LTD

Schedule of Form SIPC-3 Revenues for the Year Ended December 31, 2020

Amount	
$135,660	Business activities through which revenue was earned
$0.00	Business conducted outside the United States and its territories and possessions
$129,545	Distribution of shares of registered open-end investment companies or unit investment trusts
$6,115	Sale of variable annuities
$0.00	Insurance commissions and fees
$0.00	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$0.00	Transactions in securities futures products
$135,660	Total revenues

Scott T. Taylor, Ltd is not a Member of SIPC

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [x] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______________________ 12-27-2019

Authorized Signature/Title Date

SIPC-3 2020

8-

8-67009 FINRA DEC 11/03/2005
SCOTT T TAYLOR LTD
14482 HILLSHIRE DR
WILLIS, TX 77318-4478

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2020

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2020 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [x] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.